EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	10/23/14
Item IDs	2.02
	9.01
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	**form8-k.htm**
	Form 8-K, CHCO 3Q2014 Earnings
GRAPHIC	**chcologo.jpg**
	CHCO logo
EX-99.1	**ex99-1.htm**
	Exhibit 99.1, Press Release CHCO 3Q2014 Earnings
8-K	**submissionpdf.pdf**
	Printable copy, Form 8-K and exhibit CHCO 3Q2014 Earnings

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
October 23, 2014



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: **0-11733**

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

¨ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
¨ Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
¨ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
¨ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 2 - Financial Information

Item 2.02 Results of Operations and Financial Condition.

On October 23, 2014, City Holding Company ("the Company") issued a news release, attached as Exhibit 99.1, announcing the Company's earnings results for the third quarter ended September 30, 2014. Furnished as Exhibit 99.1 and incorporated herein by reference is the news release issued by the Company.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1   News Release issued October 23, 2014

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>October 27, 2014</u>   **City Holding Company**

By: /s/ David L. Bumgarner
David L. Bumgarner
Chief Financial Officer

Exhibit 99.1

NEWS RELEASE

For Immediate Release
October 23, 2014

For Further Information Contact:
Charles R. Hageboeck, Chief Executive Officer and President
(304) 769-1102

City Holding Company Announces Third Quarter Results

Charleston, West Virginia – City Holding Company, "the Company" (NASDAQ:CHCO), a $3.4 billion bank holding company headquartered in Charleston, today announced third quarter net income per diluted share of $0.76 and net income of $11.9 million. For the third quarter of 2014, the Company achieved a return on assets of 1.40%, a return on tangible equity of 14.7%, a net interest margin of 3.95%, and an efficiency ratio of 54.7%. For the nine months ended September 30, 2014, the Company achieved a return on assets of 1.51%, a return on tangible equity of 15.9%, a net interest margin of 4.02%, and an efficiency ratio of 54.2%.

Balance Sheet Trends

Loans increased $53.0 million (2.1%) from June 30, 2014 to $2.63 billion at September 30, 2014. Residential real estate loans increased $31.0 million (2.5%), commercial real estate loans increased $23.2 million or (2.3%), and home equity loans increased $1.5 million (1.0%). These increases were partially offset by decreases in consumer loans $1.8 million or (4.2%) and commercial and industrial ("C&I") loans ($1.2 million or 0.9%).

Total average depository balances decreased $16.7 million, or 0.6%, from the quarter ended June 30, 2014 to the quarter ended September 30, 2014. Decreases in time deposits ($15.4 million) and noninterest-bearing deposits ($5.6 million) were partially offset by an increase in interest-bearing deposits of $5.3 million.

Net Interest Income

The Company's tax equivalent net interest income increased $0.6 million, or 2.1%, from $29.0 million during the second quarter of 2014 to $29.6 million during the third quarter of 2014. This is primarily due to an increase in interest income from residential real estate loans which increased outstanding balances by $31.0 million during the third quarter. The Company's reported net interest margin remained at 3.95% for the both the second and third quarters of 2014. Excluding the favorable impact of the accretion from the fair value adjustments related to the acquisitions of Virginia Savings and Community Bank, the net interest margin would have been 3.71% for the quarter ended September 30, 2014 and 3.75% for the quarter ended June 30, 2014. This decrease was primarily due to loan yields compressing from 4.27% for the second quarter of 2014 to 4.22% for the third quarter of 2014.

Credit Quality - Asset Quality Continues to Improve

The Company's ratio of nonperforming assets to total loans and other real estate owned improved from 1.10% at June 30, 2014 to 1.04% at September 30, 2014. Excluded from this ratio are purchased credit-impaired loans which continue to perform in accordance with the estimated expectations. Such loans would be considered nonperforming loans if the loan's performance deteriorates below the initial expectations. Total past due loans increased modestly from $11.0 million at June 30, 2014 to $11.5 million, or 0.44% of total loans outstanding, at September 30, 2014. Acquired past due loans represent approximately 32% of total past due loans and have declined $12.7 million, or 77%, since March 31, 2013.

As a result of the Company's quarterly analysis of the adequacy of the Allowance for Loan Losses ("ALLL"), the Company recorded a provision for loan losses of $1.9 million in the third quarter of 2014, compared to $1.2 for the comparable period in 2013 and $0.4 million for the second quarter of 2014. The provision for loan losses recorded in the third quarter of 2014 reflects the growth in the loan portfolio and changes in the quality of the portfolio. For the nine months ended September 30, 2014, the Company recorded provision for loan losses of $3.7 million and net charge offs for the same period were approximately $3.8 million. Changes in the amount of the provision and related allowance are based on the Company's detailed systematic methodology and are directionally consistent with changes in the composition and quality of the Company's loan portfolio. The Company believes its methodology for determining the adequacy of its ALLL adequately provides for probable losses inherent in the loan portfolio.

Non-interest Income

During the third quarter of 2014, the Company realized investment gains of $0.1 million from the sale of certain equity positions related to community banks and bank holding companies. Excluding investment security transactions, non-interest income was $14.5 million for both the third quarter of 2014 and the third quarter of 2013. Bankcard revenues increased $0.3 million, or 9.5%, to $3.8 million and trust and investment management fee income increased $0.2 million, or 17.5%, to $1.1 million. These increases were partially offset by lower service charges ($0.2 million or 3.3%) and other income ($0.2 million due to a decline in fixed rate mortgage lending activity).

Non-interest Expenses

Non-interest expenses decreased $0.3 million, from $24.6 million in the third quarter of 2013 to $24.3 million in the third quarter of 2014. This decrease was primarily due to a decrease in repossessed asset losses ($0.9 million) due to valuation adjustments on certain properties in the third quarter of 2013. This decrease was partially offset by an increase in salaries and employee benefits ($0.2 million) and bankcard expenses ($0.2 million).

Income Tax Expense

The Company's effective income tax rate for the third quarter of 2014 was 33.6% compared to 34.4% for the year ended December 31, 2013, and 33.6% for the quarter ended September 30, 2013. The effective rate is based upon the Company's expected tax rate for the year ending December 31, 2014.

Capitalization and Liquidity

The Company's loan to deposit ratio was 94.2% and the loan to asset ratio was 77.7% at September 30, 2014. The Company maintained investment securities totaling 10.6% of assets as of this date. Further, the Company's deposit mix is weighted heavily toward checking and saving accounts that fund 52.0% of assets at September 30, 2014. Time deposits fund 30.5% of assets at September 30, 2014, but very few of these deposits are in accounts that have balances of more than $250,000, reflecting the core retail orientation of the Company.

The Company continues to be strongly capitalized. The Company's tangible equity ratio was 9.6% at September 30, 2014 compared to 9.5% at December 31, 2013. The Company was able to increase its tangible capital from December 31, 2013 despite the repurchase of approximately 457,000 shares of its common stock and increasing the quarterly cash dividend by over 8%. At September 30, 2014, City National Bank's Leverage Ratio is 9.46%, its Tier I Capital ratio is 12.57%, and its Total Risk-Based Capital ratio is 13.40%. These regulatory capital ratios are significantly above levels required to be considered "well capitalized," which is the highest possible regulatory designation.

On September 24, 2014, the Board approved a quarterly cash dividend of $0.40 cents per share payable October 31, 2014, to shareholders of record as of October 15, 2014. During the quarter ended September 30, 2014, the Company repurchased 262,205 common shares at a weighted average price of $42.60. On September 24, 2014, the Company announced that the Board of Directors authorized the Company to buy back up to 1,000,000 shares of its common shares (approximately 7% of outstanding shares) in open market transactions at prices that are accretive to the earnings per share of continuing shareholders. No time limit was placed on the duration of the share repurchase program. As part of this authorization, the Company rescinded repurchases of additional shares under a repurchase program plan approved in July 2011. The Company had repurchased 980,076 shares under the July 2011 Stock Repurchase Plan.

City Holding Company is the parent company of City National Bank of West Virginia. City National operates 82 branches across West Virginia, Virginia, Kentucky and Ohio.

3

Forward-Looking Information

This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing materially from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company could have adverse legal actions of a material nature; (4) the Company may face competitive loss of customers; (5) the Company may be unable to manage its expense levels; (6) the Company may have difficulty retaining key employees; (7) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (8) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (9) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; (10) the Company may experience difficulties growing loan and deposit balances; (11) the current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations; (12) deterioration in the financial condition of the U.S. banking system may impact the valuations of investments the Company has made in the securities of other financial institutions resulting in either actual losses or other than temporary impairments on such investments; and (13) the effects of the Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and the regulations promulgated and to be promulgated thereunder, which may subject the Company and its subsidiaries to a variety of new and more stringent legal and regulatory requirements which adversely affect their respective businesses. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made. Further, the Company is required to evaluate subsequent events through the filing of its September 30, 2014 Form 10-Q. The Company will continue to evaluate the impact of any subsequent events on the preliminary September 30, 2014 results and will adjust the amounts if necessary.

CITY HOLDING COMPANY AND SUBSIDIARIES
Financial Highlights
(Unaudited)

| | Three Months Ended September 30, | | Percent Change |
	2014	2013	
Earnings ($000s, except per share data):			
Net Interest Income (FTE)	$ 29,622	$ 32,531	(8.94)%
Net Income available to common shareholders	11,872	13,975	(15.05)%
Earnings per Basic Share	0.76	0.89	(13.83)%
Earnings per Diluted Share	0.76	0.88	(13.28)%
Key Ratios (percent):			
Return on Average Assets	1.40%	1.65%	(14.92)%
Return on Average Tangible Equity	14.65%	18.53%	(20.93)%
Net Interest Margin	3.95%	4.47%	(11.59)%
Efficiency Ratio	54.74%	52.09%	5.08%
Average Shareholders' Equity to Average Assets	11.78%	11.14%	5.75%
Consolidated Risk Based Capital Ratios (a):			
Tier I	13.36%	12.66%	5.53%
Total	14.21%	13.52%	5.10%
Tangible Equity to Tangible Assets	9.58%	9.08%	5.52%
Common Stock Data:			
Cash Dividends Declared per Share	$ 0.40	$ 0.37	8.11%
Book Value per Share	25.52	24.03	6.19%
Tangible Book Value per Share	20.67	19.17	7.81%
Market Value per Share:			
High	46.44	46.13	0.67%
Low	41.20	40.04	2.90%
End of Period	42.13	43.24	(2.57)%
Price/Earnings Ratio (b)	13.78	12.18	13.07%

| | Nine Months Ended September 30, | | Percent Change |
	2014	2013	
Earnings ($000s, except per share data):			
Net Interest Income (FTE)	$ 88,817	$ 93,740	(5.25)%
Net Income available to common shareholders	38,432	34,969	9.90%
Earnings per Basic Share	2.45	2.23	10.00%
Earnings per Diluted Share	2.44	2.21	10.59%
Key Ratios (percent):			
Return on Average Assets	1.51%	1.38%	9.28%
Return on Average Tangible Equity	15.90%	15.87%	0.20%
Net Interest Margin	4.02%	4.33%	(7.33)%
Efficiency Ratio	54.24%	56.71%	(4.36)%
Average Shareholders' Equity to Average Assets	11.71%	10.94%	7.02%
Common Stock Data:			
Cash Dividends Declared per Share	$ 1.20	$ 1.11	8.11%
Market Value per Share:			
High	46.69	46.13	1.21%
Low	41.20	36.07	14.22%
Price/Earnings Ratio (b)	12.89	14.55	(11.43)%

(a) September 30, 2014 risk-based capital ratios are estimated.
(b) September 30, 2014 price/earnings ratio computed based on annualized third quarter 2014 earnings.

CITY HOLDING COMPANY AND SUBSIDIARIES
Financial Highlights
(Unaudited)

Book Value and Market Price Range per Share

	Book Value per Share				Market Price Range per Share	
	March 31	June 30	September 30	December 31	Low	High
2010	19.71	20.02	20.31	20.31	26.87	38.03
2011	20.39	20.58	20.86	21.05	26.06	37.22
2012	21.46	21.63	22.14	22.47	30.96	37.16
2013	23.36	23.52	24.03	24.61	36.07	49.21
2014	25.05	25.45	25.52		41.20	46.69

Earnings per Basic Share

	Quarter Ended				
	March 31	June 30	September 30	December 31	Year-to-Date
2010	0.59	0.68	0.58	0.64	2.48
2011	0.62	0.65	0.77	0.65	2.68
2012	0.68	0.50	0.71	0.73	2.63
2013	0.51	0.83	0.89	0.84	3.07
2014	0.87	0.81	0.76		2.45

Earnings per Diluted Share

	Quarter Ended				
	March 31	June 30	September 30	December 31	Year-to-Date
2010	0.58	0.68	0.58	0.64	2.47
2011	0.62	0.64	0.76	0.65	2.67
2012	0.67	0.50	0.71	0.73	2.61
2013	0.51	0.82	0.88	0.83	3.04
2014	0.86	0.80	0.76		2.44

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Income
(Unaudited) ($ in 000s, except per share data)

		Three Months Ended September 30,		
		2014		2013
Interest Income				
Interest and fees on loans	$	29,292	$	32,983
Interest on investment securities:				
Taxable		2,864		2,392
Tax-exempt		282		299
Total Interest Income		32,438		35,674
Interest Expense				
Interest on deposits		2,730		3,068
Interest on short-term borrowings		86		82
Interest on long-term debt		152		154
Total Interest Expense		2,968		3,304
Net Interest Income		29,470		32,370
Provision for loan losses		1,872		1,154
Net Interest Income After Provision for Loan Losses		27,598		31,216
Non-Interest Income				
Gains on sale of investment securities		71		-
Service charges		6,934		7,169
Bankcard revenue		3,796		3,468
Insurance commissions		1,396		1,365
Trust and investment management fee income		1,103		939
Bank owned life insurance		771		805
Other income		538		734
Total Non-Interest Income		14,609		14,480
Non-Interest Expense				
Salaries and employee benefits		13,144		12,930
Occupancy and equipment		2,531		2,409
Depreciation		1,542		1,437
FDIC insurance expense		432		500
Advertising		799		712
Bankcard expenses		843		680
Postage, delivery, and statement mailings		557		541
Office supplies		405		416
Legal and professional fees		476		591
Telecommunications		510		721
Repossessed asset losses, net of expenses		31		896
Merger related expenses		-		(150)
Other expenses		3,055		2,982
Total Non-Interest Expense		24,325		24,665
Income Before Income Taxes		17,882		21,031
Income tax expense		6,010		7,056
Net Income Available to Common Shareholders	$	11,872	$	13,975
Distributed earnings allocated to common shareholders	$	6,073	$	5,767
Undistributed earnings allocated to common shareholders		5,673		8,081
Net earnings allocated to common shareholders	$	11,746	$	13,848
Average common shares outstanding		15,363		15,608
Effect of dilutive securities:				
Employee stock options and warrants		82		182
Shares for diluted earnings per share		15,445		15,790
Basic earnings per common share	$	0.76	$	0.89
Diluted earnings per common share	$	0.76	$	0.88
Dividends declared per common share	$	0.40	$	0.37
Comprehensive Income	$	11,460	$	13,342

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Income
(Unaudited) ($ in 000s, except per share data)

		Nine months ended September 30,		
		2014		2013
Interest Income				
Interest and fees on loans	$	87,647	$	94,693
Interest on investment securities:				
Taxable		8,797		7,774
Tax-exempt		840		935
Interest on federal funds sold		-		22
Total Interest Income		97,284		103,424
Interest Expense				
Interest on deposits		8,220		9,490
Interest on short-term borrowings		246		232
Interest on long-term debt		453		464
Total Interest Expense		8,919		10,186
Net Interest Income		88,365		93,238
Provision for loan losses		3,670		4,903
Net Interest Income After Provision for Loan Losses		84,695		88,335
Non-Interest Income				
Gains on sale of investment securities		972		93
Service charges		19,833		20,601
Bankcard revenue		11,319		10,117
Insurance commissions		4,740		4,563
Trust and investment management fee income		3,251		2,893
Bank owned life insurance		2,292		2,416
Other income		1,646		2,376
Total Non-Interest Income		44,053		43,059
Non-Interest Expense				
Salaries and employee benefits		39,260		38,519
Occupancy and equipment		7,541		7,381
Depreciation		4,553		4,289
FDIC insurance expense		1,199		1,352
Advertising		2,548		2,266
Bankcard expenses		2,482		2,173
Postage, delivery, and statement mailings		1,662		1,698
Office supplies		1,235		1,320
Legal and professional fees		1,497		1,561
Telecommunications		1,354		1,631
Repossessed asset losses, net of expenses		552		718
Merger related expenses		-		5,455
Other expenses		8,123		9,664
Total Non-Interest Expense		72,006		78,027
Income Before Income Taxes		56,742		53,367
Income tax expense		18,310		18,398
Net Income Available to Common Shareholders	$	38,432	$	34,969
Distributed earnings allocated to common shareholders	$	18,220	$	17,302
Undistributed earnings allocated to common shareholders		19,809		17,349
Net earnings allocated to common shareholders	$	38,029	$	34,651
Average common shares outstanding		15,509		15,545
Effect of dilutive securities:				
Employee stock options and warrants		85		168
Shares for diluted earnings per share		15,594		15,713
Basic earnings per common share	$	2.45	$	2.23
Diluted earnings per common share	$	2.44	$	2.21
Dividends declared per common share	$	1.20	$	1.11
Comprehensive Income	$	40,501	$	30,217

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
(Unaudited) ($ in 000s)

| | Three Months Ended | |
	September 30, 2014	September 30, 2013
Balance at July 1	$ 397,231	$ 368,891
Net income	11,872	13,975
Other comprehensive income:		
Change in unrealized (loss) gain on securities available-for-sale	(412)	(633)
Cash dividends declared ($0.40/share) and ($0.37/share), respectively	(6,169)	(5,820)
Issuance of stock award shares, net	321	260
Exercise of 44,455 stock options	-	1,369
Purchase of 262,205 common shares of treasury	(11,170)	-
Balance at September 30	$ 391,673	$ 378,042

| | Nine Months Ended | |
	September 30, 2014	September 30, 2013
Balance at January 1	$ 387,623	$ 333,274
Net income	38,432	34,969
Other comprehensive income:		
Change in unrealized gain (loss) on securities available-for-sale	2,069	(4,752)
Cash dividends declared ($1.20/share) and ($1.11/share), respectively	(18,681)	(17,686)
Issuance of stock award shares, net	1,210	963
Acquisition of Community Financial Corporation	-	28,508
Exercise of 19,000 stock options	553	-
Exercise of 107,140 stock options	-	2,766
Purchase of 456,856 common shares of treasury	(19,533)	-
Balance at September 30	$ 391,673	$ 378,042

CITY HOLDING COMPANY AND SUBSIDIARIES
Condensed Consolidated Quarterly Statements of Income
(Unaudited) ($ in 000s, except per share data)

	Quarter Ended				
	September 30 2014	**June 30 2014**	**March 31 2014**	**December 31 2013**	**September 30 2013**
Interest income	$ 32,438	$ 31,828	$ 33,018	$ 35,116	$ 35,674
Taxable equivalent adjustment	152	151	153	158	161
Interest income (FTE)	32,590	31,979	33,171	35,274	35,835
Interest expense	2,968	2,973	2,978	3,115	3,304
Net interest income	29,622	29,006	30,193	32,159	32,531
Provision for loan losses	1,872	435	1,363	1,945	1,154
Net interest income after provision for loan losses	27,750	28,571	28,830	30,214	31,377
Noninterest income	14,609	15,139	14,305	14,948	14,480
Noninterest expense	24,325	24,305	23,376	24,881	24,665
Income before income taxes	18,034	19,405	19,759	20,281	21,192
Income tax expense	6,010	6,497	5,803	6,877	7,056
Taxable equivalent adjustment	152	151	153	158	161
Net income available to common shareholders	$ 11,872	$ 12,757	$ 13,803	$ 13,246	$ 13,975
Distributed earnings allocated to common shareholders	$ 6,073	$ 6,178	$ 6,224	$ 5,775	$ 5,767
Undistributed earnings allocated to common shareholders	5,673	6,448	7,439	7,352	8,081
Net earnings allocated to common shareholders	$ 11,746	$ 12,626	$ 13,663	$ 13,127	$ 13,848
Average common shares outstanding	15,363	15,556	15,631	15,636	15,608
Effect of dilutive securities:					
Employee stock options and warrants	82	150	165	163	182
Shares for diluted earnings per share	15,445	15,706	15,796	15,799	15,790
Basic earnings per common share	$ 0.76	$ 0.81	$ 0.87	$ 0.84	$ 0.89
Diluted earnings per common share	0.76	0.80	0.86	0.83	0.88
Cash dividends declared per share	0.40	0.40	0.40	0.37	0.37
Net Interest Margin	3.95%	3.95%	4.15%	4.33%	4.47%
Interest Income from Accretion Related to Fair Value Adjustments Recorded as a Result of Acquisition	$ 1,836	$ 1,494	$ 2,151	$ 3,899	$ 5,046
Net Interest Margin (excluding accretion)	3.71%	3.75%	3.85%	3.81%	3.78%

CITY HOLDING COMPANY AND SUBSIDIARIES
Non-Interest Income and Non-Interest Expense
(Unaudited) ($ in 000s)

		September 30 2014		June 30 2014		Quarter Ended March 31 2014		December 31 2013		September 30 2013
Non-Interest Income:										
Service charges	$	6,934	$	6,739	$	6,160	$	6,995	$	7,169
Bankcard revenue		3,796		3,838		3,685		3,403		3,468
Insurance commissions		1,396		1,319		2,025		1,269		1,365
Trust and investment management fee income		1,103		1,111		1,037		1,093		939
Bank owned life insurance		771		765		756		976		805
Other income		538		549		559		541		734
Subtotal		14,538		14,321		14,222		14,277		14,480
Gain (loss) on sale of investment securities		71		818		83		671		-
Total Non-Interest Income	$	14,609	$	15,139	$	14,305	$	14,948	$	14,480
Non-Interest Expense:										
Salaries and employee benefits	$	13,144	$	12,977	$	13,139	$	12,910	$	12,930
Occupancy and equipment		2,531		2,395		2,615		2,529		2,409
Depreciation		1,542		1,533		1,478		1,468		1,437
FDIC insurance expense		432		357		410		500		500
Advertising		799		925		824		408		712
Bankcard expenses		843		833		806		697		680
Postage, delivery and statement mailings		557		530		575		521		541
Office supplies		405		420		410		408		416
Legal and professional fees		476		612		409		1,469		591
Telecommunications		510		506		338		581		721
Repossessed asset (gains) losses, net of expenses		31		142		379		(72)		896
Merger related expenses		-		-		-		72		(150)
Other expenses		3,055		3,075		1,993		3,390		2,982
Total Non-Interest Expense	$	24,325	$	24,305	$	23,376	$	24,881	$	24,665
Employees (Full Time Equivalent)		908		912		925		923		924
Branch Locations		82		82		82		83		83

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets
($ in 000s)

	September 30 2014		December 31 2013
	(Unaudited)		
Assets			
Cash and due from banks	$ 79,836	$	75,999
Interest-bearing deposits in depository institutions	11,656		9,877
Cash and cash equivalents	91,492		85,876
Investment securities available-for-sale, at fair value	250,481		352,660
Investment securities held-to-maturity, at amortized cost	93,089		4,117
Other securities	14,234		13,343
Total investment securities	357,804		370,120
Gross loans	2,630,742		2,606,197
Allowance for loan losses	(20,487)		(20,575)
Net loans	2,610,255		2,585,622
Bank owned life insurance	94,338		92,047
Premises and equipment, net	78,999		82,548
Accrued interest receivable	7,751		6,866
Net deferred tax assets	36,654		42,165
Intangible assets	74,434		75,142
Other assets	33,580		27,852
Total Assets	$ 3,385,307	$	3,368,238
Liabilities			
Deposits:			
Noninterest-bearing	$ 498,491	$	493,228
Interest-bearing:			
Demand deposits	620,880		601,527
Savings deposits	640,009		612,772
Time deposits	1,034,015		1,077,606
Total deposits	2,793,395		2,785,133
Short-term borrowings			
Customer repurchase agreements	146,115		137,798
Long-term debt	16,495		16,495
Other liabilities	37,629		41,189
Total Liabilities	2,993,634		2,980,615
Stockholders' Equity			
Preferred stock, par value $25 per share: 500,000 shares authorized; none issued	-		-
Common stock, par value $2.50 per share: 50,000,000 shares authorized;			
18,499,282 shares issued at September 30, 2014 and December 31, 2013			
less 3,152,647 and 2,748,922 shares in treasury, respectively	46,249		46,249
Capital surplus	107,062		107,596
Retained earnings	353,721		333,970
Cost of common stock in treasury	(112,438)		(95,202)
Accumulated other comprehensive loss:			
Unrealized gain on securities available-for-sale	(41)		(2,110)
Underfunded pension liability	(2,880)		(2,880)
Total Accumulated Other Comprehensive Loss	(2,921)		(4,990)
Total Stockholders' Equity	391,673		387,623
Total Liabilities and Stockholders' Equity	$ 3,385,307	$	3,368,238

CITY HOLDING COMPANY AND SUBSIDIARIES
Investment Portfolio
(Unaudited) ($ in 000s)

	Original Cost		Credit-Related Net Investment Impairment Losses through September 30, 2014		Unrealized Gains (Losses)		Carrying Value	
US Government Agencies	$	1,924	$	-	$	20	$	1,944
Mortgage Backed Securities		274,430		-		(161)		274,269
Municipal Bonds		41,096		-		716		41,812
Pooled Bank Trust Preferreds		22,697		(20,171)		(1,154)		1,372
Single Issuer Bank Trust Preferreds,								
Subdebt of Financial Institutions, and								
Bank Holding Company Preferred Stocks		20,574		(1,015)		(591)		18,968
Money Markets and Mutual Funds		1,525		-		(17)		1,508
Federal Reserve Bank and FHLB stock		14,234		-		-		14,234
Community Bank Equity Positions		4,894		(2,447)		1,250		3,697
Total Investments	$	381,374	$	(23,633)	$	63	$	357,804

CITY HOLDING COMPANY AND SUBSIDIARIES
Loan Portfolio
(Unaudited) ($ in 000s)

	September 30 2014		June 30 2014		March 31 2014		December 31 2013		September 30 2013
Residential real estate [1]	$	1,274,062	$	1,242,972	$	1,212,232	$	1,204,450	$	1,186,000
Home equity - junior liens		146,965		145,452		144,482		146,090		143,728
Commercial and industrial		130,462		131,627		126,569		148,302		135,483
Commercial real estate [2]		1,034,593		1,011,367		1,027,431		1,057,048		1,037,980
Consumer		41,042		42,858		42,320		46,402		50,757
DDA overdrafts		3,618		3,501		4,001		3,905		4,508
Gross Loans	$	2,630,742	$	2,577,777	$	2,557,035	$	2,606,197	$	2,558,456
Construction loans included in:									
[1] - Residential real estate loans	$	22,426	$	20,078	$	17,697	$	17,337	$	14,808
[2] - Commercial real estate loans	$	24,875	$	24,608	$	28,894	$	24,026	$	17,391

CITY HOLDING COMPANY AND SUBSIDIARIES
Acquisition Activity - Accretion
(Unaudited) ($ in millions)

The following table presents the actual and forecasted accretion related to the fair value adjustments on net interest income recorded as a result of the Virginia Savings Bancorp ("Virginia Savings") and Community Financial Corporation ("Community") acquisitions.

	Virginia Savings				Community				
Year Ended:	Loan Accretion[a]		Certificates of Deposit[a]		Loan Accretion[a]		Certificates of Deposit[a]		Total
1Q 2014	$	299	$	131	$	1,628	$	93	$ 2,151
2Q 2014	$	284	$	135	$	1,023	$	52	$ 1,494
3Q 2014	$	315	$	135	$	1,334	$	52	$ 1,836
Remainder 2014		174		135		598		52	959
2015		441		518		1,998		160	3,117
2016		266		497		1,449		48	2,260

a - 1Q, 2Q & 3Q 2014 amounts are based on actual results. Remainder 2014, 2015 and 2016 amounts are based on estimated amounts.

Note: The amounts reflected in the table above require management to make significant assumptions based on estimated future default, prepayment, and discount rates. Actual performance could be significantly different from that assumed, which could result in the actual results being materially different from the amounts estimated above.

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Average Balance Sheets, Yields, and Rates
(Unaudited) ($ in 000s)

| | Three Months Ended September 30, | | | | | |
| | 2014 | | | 2013 | | |
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:						
Loan portfolio [1]:						
Residential real estate [2]	$ 1,397,306	$ 14,146	4.02%	$ 1,315,848	$ 13,931	4.20%
Commercial, financial, and agriculture [2]	1,148,997	13,671	4.72%	1,157,285	16,910	5.80%
Installment loans to individuals [2], [3]	53,839	988	7.28%	63,409	1,538	9.62%
Previously securitized loans [4]	***	487	***	***	604	***
Total loans	2,600,142	29,292	4.47%	2,536,542	32,983	5.16%
Securities:						
Taxable	335,760	2,864	3.38%	312,786	2,392	3.03%
Tax-exempt [5]	28,199	434	6.11%	29,396	460	6.21%
Total securities	363,959	3,298	3.60%	342,182	2,852	3.31%
Deposits in depository institutions	8,924	-	-	7,798	-	-
Federal funds sold	-	-	-	-	-	0.00%
Total interest-earning assets	2,973,025	32,590	4.35%	2,886,522	35,835	4.93%
Cash and due from banks	107,550			191,116		
Bank premises and equipment	79,865			82,708		
Other assets	246,357			251,353		
Less: Allowance for loan losses	(20,893)			(20,519)		
Total assets	$ 3,385,904			$ 3,391,180		
Liabilities:						
Interest-bearing demand deposits	615,830	138	0.09%	603,592	179	0.12%
Savings deposits	633,690	192	0.12%	602,827	216	0.14%
Time deposits [2]	1,036,370	2,400	0.92%	1,106,352	2,673	0.96%
Short-term borrowings	132,484	86	0.26%	127,263	82	0.26%
Long-term debt	16,495	152	3.66%	16,495	154	3.70%
Total interest-bearing liabilities	2,434,869	2,968	0.48%	2,456,529	3,304	0.53%
Noninterest-bearing demand deposits	522,083			521,114		
Other liabilities	30,188			35,854		
Stockholders' equity	398,764			377,683		
Total liabilities and stockholders' equity	$ 3,385,904			$ 3,391,180		
Net interest income		$ 29,622			$ 32,531	
Net yield on earning assets			3.95%			4.47%

(1) For purposes of this table, non-accruing loans have been included in average balances and loan fees, which are immaterial, have been included in interest income.

(2) Included in the above table are the following amounts (in thousands) for the accretion of the fair value adjustments related to the acquisitions of Virginia Savings Bancorp ("Virginia Savings") and Community Financial Corporation ("Community"):

| | Three Months Ended September 30, 2014 | | | Three Months Ended September 30, 2013 | | |
	Virginia Savings	Community	Total	Virginia Savings	Community	Total
Residential real estate	103	105	208	297	264	561
Commercial, financial, and agriculture	169	1,110	1,279	303	3,478	3,781
Installment loans to individuals	43	119	162	32	377	409
Time deposits	135	52	187	121	174	295
	450	1,386	1,836	753	4,293	5,046

(3) Includes the Company's consumer and DDA overdrafts loan categories.

(4) Effective January 1, 2012, the carrying value of the Company's previously securitized loans was reduced to $0.

(5) Computed on a fully federal tax-equivalent basis assuming a tax rate of approximately 35%.

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Average Balance Sheets, Yields, and Rates
(Unaudited) ($ in 000s)

								Nine Months Ended September 30,				
			2014						**2013**			
		Average Balance		Interest		Yield/ Rate		Average Balance		Interest		Yield/ Rate
Assets:												
Loan portfolio [1]:												
Residential real estate [2]	$	1,371,620	$	41,587		4.05%	$	1,294,671	$	41,215		4.26%
Commercial, financial, and agriculture [2]		1,153,133		41,166		4.77%		1,145,286		46,755		5.46%
Installment loans to individuals [2], [3]		53,508		3,264		8.16%		65,557		4,755		9.70%
Previously securitized loans [4]		***		1,630		***		***		1,968		***
Total loans		2,578,261		87,647		4.55%		2,505,514		94,693		5.05%
Securities:												
Taxable		342,349		8,797		3.44%		329,918		7,774		3.15%
Tax-exempt [5]		27,685		1,292		6.24%		31,378		1,437		6.12%
Total securities		370,034		10,089		3.65%		361,296		9,211		3.41%
Deposits in depository institutions		8,955		-				8,090		-		
Federal funds sold		-		-		0.00%		17,450		22		0.17%
Total interest-earning assets		2,957,250		97,736		4.42%		2,892,350		103,926		4.80%
Cash and due from banks		127,229						159,942				
Bank premises and equipment		81,038						81,976				
Other assets		246,655						257,384				
Less: Allowance for loan losses		(21,195)						(20,030)				
Total assets	$	3,390,977					$	3,371,622				
Liabilities:												
Interest-bearing demand deposits		612,720		479		0.10%		606,076		537		0.12%
Savings deposits		628,996		597		0.13%		596,895		645		0.14%
Time deposits [2]		1,052,625		7,144		0.91%		1,109,895		8,308		1.00%
Short-term borrowings		128,230		246		0.26%		121,677		232		0.25%
Long-term debt		16,495		453		3.67%		16,495		464		3.76%
Total interest-bearing liabilities		2,439,066		8,919		0.49%		2,451,038		10,186		0.56%
Noninterest-bearing demand deposits		522,341						512,993				
Other liabilities		32,526						38,698				
Stockholders' equity		397,044						368,893				
Total liabilities and stockholders' equity	$	3,390,977					$	3,371,622				
Net interest income			$	88,817					$	93,740		
Net yield on earning assets						4.02%						4.33%

(1) For purposes of this table, non-accruing loans have been included in average balances and loan fees, which are immaterial, have been included in interest income.
(2) Included in the above table are the following amounts (in thousands) for the accretion of the fair value adjustments related to the acquisitions of Virginia Savings Bancorp ("Virginia Savings") and Community Financial Corporation ("Community"):

	Nine Ended September 30, 2014			Nine Months Ended September 30, 2013		
	Virginia Savings	Community	Total	Virginia Savings	Community	Total
Residential real estate	361	363	724	816	507	1,323
Commercial, financial, and agriculture	424	3,149	3,573	2,023	5,401	7,424
Installment loans to individuals	113	473	586	112	956	1,068
Time deposits	401	197	598	421	508	929
	1,299	4,182	5,481	3,372	7,372	10,744

(3) Includes the Company's consumer and DDA overdrafts loan categories.
(4) Effective January 1, 2012, the carrying value of the Company's previously securitized loans was reduced to $0.
(5) Computed on a fully federal tax-equivalent basis assuming a tax rate of approximately 35%.

CITY HOLDING COMPANY AND SUBSIDIARIES
Analysis of Risk-Based Capital
(Unaudited) ($ in 000s)

	September 30 2014 (a)		June 30 2014		March 31 2014		December 31 2013		September 30 2013
Tier I Capital:									
Stockholders' equity	$ 391,673	$	397,231	$	393,750	$	387,623	$	378,042
Goodwill and other intangibles	(74,247)		(74,483)		(74,719)		(74,955)		(76,233)
Accumulated other comprehensive loss	2,921		2,509		4,214		4,990		6,173
Qualifying trust preferred stock	16,000		16,000		16,000		16,000		16,000
Unrealized loss on AFS securities	-		-		-		-		(18)
Excess deferred tax assets	(3,131)		(4,019)		(6,508)		(8,800)		(12,495)
Total tier I capital	$ 333,216	$	337,238	$	332,737	$	324,859	$	311,470
Total Risk-Based Capital:									
Tier I capital	$ 333,216	$	337,238	$	332,737	$	324,859	$	311,470
Qualifying allowance for loan losses	20,487		20,536		21,044		20,575		20,606
Unrealized gain on securities	630		605		786		606		722
Total risk-based capital	$ 354,333	$	358,379	$	354,567	$	346,040	$	332,798
Net risk-weighted assets	$ 2,493,938	$	2,464,081	$	2,450,949	$	2,499,591	$	2,460,895
Ratios:									
Average stockholders' equity to average assets	11.78%		11.71%		11.64%		11.35%		11.14%
Tangible capital ratio	9.58%		9.80%		9.60%		9.49%		9.08%
Risk-based capital ratios:									
Tier I capital	13.36%		13.69%		13.58%		13.00%		12.66%
Total risk-based capital	14.21%		14.54%		14.47%		13.84%		13.52%
Leverage capital	10.07%		10.15%		10.07%		9.80%		9.43%

(a) September 30, 2014 risk-based capital ratios are estimated.

CITY HOLDING COMPANY AND SUBSIDIARIES
Intangibles
(Unaudited) ($ in 000s)

	As of and for the Quarter Ended								
	September 30 2014		June 30 2014		March 31 2014		December 31 2013		September 30 2013
Intangibles, net	$ 74,434	$	74,670	$	74,906	$	75,142	$	76,420
Intangibles amortization expense	236		236		236		260		260

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Loan Loss Experience
(Unaudited) ($ in 000s)

		September 30 2014		June 30 2014		Quarter Ended March 31 2014		December 31 2013		September 30 2013
Balance at beginning of period	$	20,536	$	21,044	$	20,575	$	20,606	$	20,069
Charge-offs:										
Commercial and industrial		325		1		4		268		380
Commercial real estate		696		587		382		1,384		181
Residential real estate		605		316		427		583		487
Home equity		142		38		108		17		8
Consumer		49		38		84		128		102
DDA overdrafts		390		321		341		381		415
Total charge-offs		2,207		1,301		1,346		2,761		1,573
Recoveries:										
Commercial and industrial		4		18		63		33		30
Commercial real estate		11		53		30		116		635
Residential real estate		28		39		24		97		69
Home equity		-		-		-		-		-
Consumer		43		53		76		85		25
DDA overdrafts		200		195		259		454		197
Total recoveries		286		358		452		785		956
Net charge-offs		1,921		943		894		1,976		617
Provision for loan losses		1,875		285		1,375		1,438		1,241
Provision for (recovery of) acquired loans		(3)		150		(12)		507		(87)
Balance at end of period	$	20,487	$	20,536	$	21,044	$	20,575	$	20,606
Loans outstanding	$	2,630,742	$	2,577,777	$	2,557,035	$	2,606,197	$	2,558,456
Average loans outstanding		2,600,142		2,563,601		2,570,719		2,577,902		2,536,542
Allowance as a percent of loans outstanding		0.78%		0.80%		0.82%		0.79%		0.81%
Allowance as a percent of non-performing loans		112.61%		106.86%		100.09%		90.25%		93.86%
Net charge-offs (annualized) as a percent of average loans outstanding		0.30%		0.15%		0.14%		0.31%		0.10%
Net charge-offs, excluding overdraft deposit accounts, (annualized) as a percent of average loans outstanding		0.27%		0.13%		0.13%		0.32%		0.06%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Non-Performing Assets
(Unaudited) ($ in 000s)

	September 30 2014		June 30 2014		March 31 2014		December 31 2013		September 30 2013
Nonaccrual loans	$	17,384	$	18,423	$	20,593	$	22,363	$	21,535
Accruing loans past due 90 days or more		809		794		432		436		418
Total non-performing loans		18,193		19,217		21,025		22,799		21,953
Other real estate owned		9,162		9,129		9,538		8,470		7,518
Total non-performing assets	$	27,355	$	28,346	$	30,563	$	31,269	$	29,471
Non-performing assets as a percent of loans and other real estate owned		1.04%		1.10%		1.19%		1.20%		1.15%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Total Past Due Loans
(Unaudited) ($ in 000s)

Originated	September 30 2014		June 30 2014		March 31 2014		December 31 2013		September 30 2013
Residential real estate	$	5,276	$	5,794	$	4,118	$	4,850	$	5,414
Home equity - junior liens		751		926		638		921		732
Commercial and industrial		188		25		77		0		5
Commercial real estate		938		443		789		668		612
Consumer		58		80		63		182		96
DDA overdrafts		592		281		196		393		280
Total past due loans	$	7,803	$	7,549	$	5,881	$	7,014	$	7,139

Acquired	September 30 2014		June 30 2014		March 31 2014		December 31 2013		September 30 2013
Residential real estate	$	500	$	873	$	813	$	1,014	$	1,032
Home equity - junior liens		16		3		21		-		23
Commercial and industrial		96		58		127		80		2,166
Commercial real estate		2,972		2,110		3,789		10,689		7,324
Consumer		162		374		397		695		703
DDA overdrafts		-		-		-		-		-
Total past due loans	$	3,746	$	3,418	$	5,147	$	12,478	$	11,248

Total	September 30 2014		June 30 2014		March 31 2014		December 31 2013		September 30 2013
Residential real estate	$	5,776	$	6,667	$	4,931	$	5,864	$	6,446
Home equity - junior liens		767		929		659		921		755
Commercial and industrial		284		83		204		80		2,171
Commercial real estate		3,910		2,553		4,578		11,357		7,936
Consumer		220		454		460		877		799
DDA overdrafts		592		281		196		393		280
Total past due loans	$	11,549	$	10,967	$	11,028	$	19,492	$	18,387
Total past due loans as a percent of loans outstanding		0.44%		0.43%		0.43%		0.75%		0.72%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Troubled Debt Restructurings
(Unaudited) ($ in 000s)

	September 30 2014		June 30 2014		March 31 2014		December 31 2013		September 30 2013
Residential real estate	$	18,040	$	19,212	$	18,940	$	20,345	$	20,380
Home equity - junior liens		2,821		2,858		2,866		2,873		2,772
Commercial and industrial		77		86		84		88		91
Commercial real estate		2,270		2,281		1,854		1,783		1,567
Consumer		-		-		-		-		-
Total	$	23,208	$	24,437	$	23,744	$	25,089	$	24,810

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Purchased Credit Impaired Loans
(Unaudited) ($ in 000s)

	Virginia Savings Acquisition				
	September 30 2014	June 30 2014	March 31 2014	December 31 2013	September 30 2013
Contractual required principal and interest	3,481	3,735	3,821	3,932	5,253
Carrying value	2,987	3,098	3,102	3,182	4,248
	Community Acquisition				
	September 30 2014	June 30 2014	March 31 2014	December 31 2013	September 30 2013
Contractual required principal and interest	24,147	27,394	30,476	38,566	40,896
Carrying value	15,518	17,902	19,986	26,330	24,958